June 25, 2012

LIBERTY ALL-STAR® GROWTH FUND, INC.
COMMENCES TENDER OFFER

Contact:	For Immediate Release
Liberty All-Star Growth Fund, Inc.
1-800-241-1850
www.all-starfunds.com

BOSTON, June 25, 2012 — Liberty All-Star® Growth Fund, Inc. (NYSE: ASG) (the “Fund”) announced that it commenced a tender offer today, June 25, 2012.  As previously announced, the Fund will purchase up to 25% of its outstanding shares of common stock at a price equal to 95% of its net asset value per share determined on the date the tender offer expires.  The tender offer will expire on July 24, 2012, at 5:00 p.m. EST, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials, which are being distributed to stockholders.  If the amount of the Fund’s outstanding common stock that is properly tendered and not properly withdrawn exceeds the maximum amount of its offer, the Fund will purchase shares from tendering stockholders on a pro rata basis, with appropriate adjustment to avoid purchase of fractional shares of common stock.  Accordingly, there is no assurance that the Fund will purchase all of a stockholder’s tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the Fund.  A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov.  Common stockholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

ALPS Advisors, Inc. is the investment advisor of the Fund, a multi-managed, closed-end investment company with more than $128 million in net assets. The Fund’s shares are listed on the New York Stock Exchange under the symbol ASG.  Liberty All-Star® Growth Fund, Inc. is a closed-end fund and does not continuously offer shares. The Fund trades in the secondary market, investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market’s value.

This press release contains forward-looking statements.  These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto.  These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance.  Results may differ due to various factors such as the possibility that shareholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied.  For further details of these risks, you should read the filings with the Securities and Exchange Commission related to the tender offer, including the Schedule TO that has been filed and the documents referred to therein.  Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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